SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                            MPHASE TECHNOLOGIES, INC.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   62472C 10 2
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                                 (CUSIP Number)

                                Ronald A. Durando
                            mPhase Technologies, Inc.
                             587 Connecticut Avenue
                             Norwalk, CN 06854-0566
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62472C 10 2             SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ronald A. Durando
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  7     SOLE VOTING POWER

                        3,383,648, inclusive of options to purchase 1,487,500
                        shares of Common Stock
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,383,648, inclusive of options to purchase 1,487,500
    WITH                shares of Common Stock
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,383,648, inclusive of options to purchase 1,487,500 shares of Common
      Stock
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

      13.3%
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            Item 1. Security and Issuer.

            This Statement on Schedule 13-D ("Statement") is filed with respect to the Common Stock, no par value per share, of mPhase Technologies, Inc. (the "Issuer"), whose principal executive offices are located at 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566. Such class of securities is hereinafter referred to as "Common Stock."

            Item 2. Identity and Background.

            This Statement is filed by Ronald A. Durando. Mr. Durando is the Chief Executive Officer of the Issuer whose business address is as stated in
Item 1 above. Mr. Durando is a United States citizen. During the past five years, Mr. Durando has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item 3. Source and Amount of Funds or Other Consideration.

            The source of funds used by Mr. Durando to acquire the Common Stock owned thereby was obtained from his personal funds.

            Item 4. Purpose of Transaction.

            Mr. Durando has acquired the Common Stock for investment and, depending on prevailing market prices and other factors, may purchase additional shares of Common Stock or sell some or all of the Common Stock owned thereby from time to time. Except as set forth above, Mr. Durando has no current plans or proposals that relate to or would result in:

            (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the Issuer;

            (f) any other material change in the Issuer's business or corporate structure;

            (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) any action similar to any of those enumerated above.

            Item 5. Interest in Securities of the Issuer.

            (a) and (b) Mr. Durando beneficially owns an aggregate of 3,383,648 shares of Common Stock, inclusive of warrants/options to purchase 1,487,500 shares of Common Stock, representing approximately 13.3% of the total outstanding shares of Common Stock. Mr. Durando has the sole power to vote or direct the vote and to dispose or direct the disposition of those shares directly and beneficially owned thereby.

            (c) The chart below lists all transactions in Common Stock during to past 60 days by any of the persons identified in response to paragraph (a) of this Item 5, all of which transactions were purchases of Common Stock effected in the open market:

Person
Effecting               Date of                 Number of         Price per
Transaction             Transaction             Shares            Share
-----------             -----------             ------            -----

Durando                 August 31, 1999         10,000            $4.84372

            (d) and (e) Not applicable.

            Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Except as hereinafter described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the persons named in Item 2 of this Statement, or between or among any of such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

            Item 7. Material to be Filed as Exhibits.

            None.

            Signature.

            After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                                      /s/ Ronald A. Durando
                                                  ------------------------------
                                                        Ronald A. Durando

September 29, 1999